





Punna Paramasivan · 3rd

Chief Technology Officer

Wilmington, Delaware, United States · Contact info

500+ connections

EVONSYS

Experience



CTO
EVONSYS
Jun 2016 - Present · 5 yrs 9 mos
Wilmington, Delaware

Help Customers to adopt BPM



Principal System Architect
Cognizant
Jan 2011 - Jun 2016 · 5 yrs 6 mos
United States

Help Clients choose their BPM solution based on the needs/roadmap.
Provide Architectural review&recommendations for existing imple ...see more